Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net decrease in stockholders’ equity per share resulting from operations for the period April 1, 2008 through March 31, 2009

Numerator for decrease in net assets per share:	$(611,879,399)
Denominator for basic and diluted weighted average shares:	139,468,630
Basic and diluted net decrease in stockholders’ equity per share resulting from operations:	$(4.39)